Exhibit 99.1

April 17, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, in accordance with (1) the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (the “Company”), to be convened on April 28, 2020, at 11.00 AM, at Tte. Gral. Juan D. Perón 430, Basement - Auditorium, City of Buenos Aires (not the Company’s registered office); and (2) General Resolution No. 830 of the Argentine Securities Commission (“RG CNV No. 830”), the Company hereby publishes this COMPLEMENTARY NOTICE in addition to the notice regarding the Ordinary and Extraordinary Shareholders’ Meeting of the Company that was previously publically filed and published in the Argentine Official Gazette from March 16, 2020 to March 20, 2020. This Complementary Notice is being furnished in order to provide additional notice that, in the event that the general free movement restrictions imposed as a consequence of the sanitation-related state of emergency pursuant to the Argentine Decree of Necessity and Urgency (DNU) N° 297 (inclusive of DNU N° 355/2020 and N° 355/2020 and such other standards that the Argentine National Executive Office may issue from time to time) continue to remain in effect, the Company’s Ordinary and Extraordinary Shareholders’ Meeting will be held remotely via videoconferencing systems, in accordance with the provisions set by RG CNV No. 830.

Should the Ordinary and Extraordinary Shareholders’ Meeting of the Company be held remotely via videoconferencing systems, the Company hereby notifies the shareholders of the Company: (i) that it will provide free accessibility to the meeting for all shareholders, with the ability participate and vote during the meeting, as appropriate; (ii) that a quorum in order to hold the meeting remotely, as required for Ordinary and Extraordinary Shareholders’ Meeting of the Company, shall be established and confirmed as the first item on the agenda, with the applicable majorities present as required for any revision of the Company bylaws; and (iii) that it will allow the simultaneous transmission of sound, images and words throughout the entire meeting, and will keep a recording of the meeting on digital media.

The applicable software system to be used for the meeting will be provided by "Microsoft Teams", which can be accessed through a link that will be sent, together with a set of instructions to access the meeting, to those Company shareholders who confirm their attendance for the meeting no less

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

than three (3) business days prior to the designated meeting date via email at the following email address: asambleas@gfgsa.com. Unless otherwise indicated, for purposes of providing notices or other additional information to shareholders regarding the videoconference link, the email address from which each shareholder communicates their attendance will be used. With respect to any proxies, the applicable instrument enabling the employment of any action by proxy, as sufficiently authenticated, must be sent to the Company at least five (5) business days prior to the designated meeting date.

At the time of admittance to the meeting, the following information of the applicable owner of the shares of the Company must be reported: (i) the name and surname, or full entity name (if applicable), of the shareholder; (ii) the applicable personal identification, or registration data for legal entities (with express indication of where the entity is registered and its jurisdiction); and (iii) the domicile of the shareholder. Such information must be provided by whoever attends the shareholders´ meeting as representative of the holder of the shares. Likewise, legal entities, whether local or foreign, are requested to provide the identification of the final beneficiaries who are the final holders of the shares of the Company and the number of shares for which they are entitled to vote. The applicable documentation to be provided, and additional information, is available at the website of the Argentine Securities Commission (Autopista de la Información Financiera), and the Company Board of Directors´ proposals are available on the Company’s website (www.gfgsa.com ).

The signing of the meeting’s Attendance Register will be coordinated once the current emergency measures in place have been lifted. At the time of any applicable vote at the Ordinary and Extraordinary Shareholders’ Meeting, each shareholder will be queried with respect to their vote on the applicable meeting proposals and they will be expected to issue their vote with audio and image confirmation to ensure verification of their vote in each instance.

In the event that, as of the designated date of the meeting, there are no prohibitions, limitations or other restrictions on general free movement, as imposed by the aforementioned regulations or standards, in place, the meeting will be held in person.

Yours faithfully,

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.